Stamford Harbor Park 333 Ludlow Street Stamford, CT 06902 USA tel: 203 323 9118 fax: 203 323 9119
MML CAPITAL PARTNERS LLC
June 1, 2009
The Special Committee of the Board of Directors
c/o Dean H. Blythe, Chairman
Argyle Security, Inc.
12903 Delivery Drive
San Antonio, Texas 78247
Mr. Blythe:
     We are in receipt of your letter dated May 29, 2009 and confirm that the expiration date for our offer to the board of directors of Argyle Security, Inc. dated May 19, 2009 (the “Offer Letter”) shall be extended to June 12, 2009. Except as modified by this letter, the terms and conditions of the Offer Letter remain the same.

Very truly yours, MML Capital Partners LLC
By:	/s/ Robert Davies
	Name:	Robert M. Davies
	Title:	Managing Director

LONDON                 PARIS                 FRANKFURT                  STAMFORD